UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on September 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: September 8, 2008	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

For Immediate Release

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: September 5, 2008
URL: http://www.komatsu.com/

Announcement Regarding Change in Corporate Name of Subsidiary

Please be advised that NIPPEI TOYAMA Corporation, a subsidiary of Komatsu Ltd., made a resolution, in the extraordinary shareholders’ meeting held today, to change its corporate name as explained below.

Specifics

1. The concerned subsidiary

1)    Current Corporate name: NIPPEI TOYAMA Corporation

2)    Address: 6-26-2 Minami-Ooi, Shinagawa-ku, Tokyo, Japan

3)    Representative: Hiroyuki Horii

4)    Established: July 26, 1945

5)    Major line of business: Development, manufacture and sale of machine tools

2. Reason(s) for the change

On August 1, 2008, Komatsu Ltd. made NIPPEI TOYAMA Corporation a wholly owned subsidiary to further strengthen the industrial machinery business of the Komatsu Group. To clearly identify the company as a member of the Komatsu Group, Komatsu Ltd. is going to change its corporate name.

The new corporate name combines Komatsu and NTC, which stands for NIPPEI TOYAMA Corporation and is used as its trademark. NTC is also well known as the brand name for its products.

3. New corporate name

KOMATSU NTC LTD.

4. Effective date

October 1, 2008 (planned)

(end)